Corficolombiana
Nit. 890.300.653-6

FILE No. 823437

RECEIVED
2009 OCT 20 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047153

SUPPL

Bogotá, D.C., October 15, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C.20549
Attn: Anne Marie Tierney , Esq

Ref: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Sirs:

For your knowledge and pertinent purposes, please find attached the communication from the Luxembourg Stock Exchange, indicating that on October 14, 2009, the LSE authorized to transfer Corficol´s GDR´s from the regulated BDL market to the Euro MTF market. The said transfer will become effective on October 15, 2009.

Sincerely,

ALFONSO RODRIGUEZ AZUERO
Legal Representative

dlw 10/21

DIRECCIÓN GENERAL: Carrera 13 No.26-45 Piso 8 Bogotá D.C. Pbx.(1)2863300 Fax.(1)2860163 A.A. 11843
REGIONALES: Bogotá: Carrera 13 No. 26-49. Pbx.(1)2863300 Cali: Calle 10 No.4-47 Piso 13 Pbx.(2)8982222 Medellín: Calle 16 Sur No.43A-49 Piso 8 Pbx.(4)3197600 Barranquilla: Carrera 52 No.74-56 Of.803 Pbx.(5)3681000 Bucaramanga: Calle 52 No.35-38 Pbx. (7)6470710
Call Center 01 8000 522 238 – Bogotá 353 50 66
www.corficolombiana.com

Bourse de Luxembourg

FILE No. 823437

Secrétariat

ELVINGER, HOSS & PRUSSEN
Attn. Mr Philippe PRUSSEN
2, place Winston Churchill
B.P. 425
L-2014 LUXEMBOURG

Notre référence	Votre référence	Date	Page
10429 TSC/SAC		**October 14th, 2009**	**1/1**

Subject: **CORPORACION FINANCIERA COLOMBIANA, Colombia**
Global Depositary Shares (GDS) – ISIN US2198693028
Market transfer to EURO MTF

Dear Sir,

We refer to your letter dated October 9th, 2009.

You are hereby informed that the Stock Exchange authorities decided on October 14th, 2009 to transfer for listing and trading the above mentioned GDS from the regulated BDL market to the Euro MTF market with effect from October 15th, 2009.

The Euro MTF market is regulated by the provisions of the Rules and Regulations of the Luxembourg Stock Exchange.

<u>Please have informed the Depositary on the decision taken by our authorities.</u>

Yours sincerely,

Société de la Bourse de Luxembourg
Société Anonyme

Axel FORSTER
Membre du Comité de direction

Paul ALTMAN
Sous directeur

NOTARIA 23 BOGOTA D.C. REPUBLICA DE COLOMBIA
ESGUERRA DONIVENTO JOHNSON
16 OCT. 2009
ESTA COPIA COINCIDE EXACTAMENTE CON EL ORIGINAL QUE TUVE A LA VISTA

Copy: CORPORACION FINANCIERA COLOMBIANA
Attn. Mr Alfonso Rodriguez Azuero
Carrera 13, No. 26-45 Piso 8 Bogotá D.C.
COLOMBIA